Alston&Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
404-881-7000
Fax: 404-881-7777
www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
December 28, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:	Green Realty Trust, Inc. Amendment No. 1 to Registration Statement on Form S-11 File No. 333-147514
Dear Ms. Garnett:
          This letter sets forth the responses of our client, Green Realty Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated December 18, 2007 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”) and the prospectus it contains (the “Prospectus”). The Issuer has filed today an amended registration statement (“Amendment No. 1”) via EDGAR. For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 1.
General
1.	Comment: Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response: We will provide copies of all promotional materials and sales literature, including materials that will only be used by broker-dealers, to the Staff as soon as the materials become available.

2.	Comment: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: We will provide copies of any graphics, maps, photographs and related captions or other artwork including logos that the Issuer intends to use in the Prospectus (“Artwork”) to the Staff as soon as the materials become available. The Issuer understands and agrees that it will not include any Artwork in any preliminary Prospectus which will be distributed to prospective investors prior to the Staff’s review and approval of the Artwork.

3.	Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: The Issuer understands that it is responsible for analyzing the applicability of the tender offer rules to its share redemption plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. The Issuer believes that its proposed share redemption plan is consistent with the relief granted by the Division of Corporation Finance in prior no-action letters. Consequently, the Issuer will submit in the near future a request for exemption under Rule 13e-4 and Regulation 14E to the Commission’s Office of Trading Practices and Processing, Division of Market Regulation.

4.	Comment: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response: The Issuer understands that it is responsible for analyzing the applicability of Regulation M to its share repurchase program and will consider all the elements of the share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

5.	Comment: We note your use of third-party studies and reports throughout the registration statement, most notably in the section entitled “Green Building Overview” beginning on page 34. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the author’s consent as an exhibit to the registration statement.

Response: The sources referenced in Amendment No. 1 are enclosed with this letter, and we have highlighted the specific portions that support the disclosure. These sources were not prepared specifically for the Issuer nor has the Issuer compensated any party for the preparation of such reports or studies. The Issuer has removed from Amendment No. 1 all disclosure taken from third-party studies and reports where such studies and reports are not available free of charge.

6.	Comment: Please provide a discussion of related party transactions as required by Item 23 of Form S-11. We note related disclosure on page F-7.

Response: Due to the prevalence of affiliate transactions in connection with the Issuer’s anticipated business operations, we have disclosed and provided details regarding such related-party transactions throughout the Prospectus rather than concentrating such disclosure in a discreet section of the Prospectus. Related-party disclosure can be found in the “Prospectus Summary” under the heading “Our Affiliates” on page 4 and under the headings “Compensation to Our Advisor and Affiliates” and “Conflicts of Interest” on pages 5-8. In addition, related-party disclosure can be found in the “Management” section under the subheadings “Our Advisor,” “The Advisory Agreement,” “Affiliated Property Manager” and “Dealer Manager” on pages 62-67, in the “Compensation Table” on pages 68-74 and in “Conflicts of Interest” on pages 75-79.
Green Buildings, page 1
7.	Comment: We note the disclosure on page 3, which indicates that members of the Green Advisory Council may advise tenants on how to build-out their leased space in environmentally friendly ways. Please revise your summary of green buildings to disclose whether your lease agreements will require tenants to build-out their leased space in this manner and, if not, how you will ensure that your buildings are “green.” Provide similar clarification under “Terms of Leases” on page 52.

Response: Although we anticipate that members of the Green Advisory Council will be available to advise tenants regarding building out and operating environmentally-friendly spaces, the Issuer will not require all tenants to build out or operate leased space in environmentally-friendly ways. As discussed in the Prospectus, green building certification can be obtained at different levels based on various design and performance criteria, including, but not limited to, core and shell certification. Given the sliding scales for green certification and that buildings can achieve green certification without requiring every tenant to build out space in compliance with green requirements, the Issuer intends to determine lease requirements on a case-by-case basis. The disclosure in the Prospectus has been revised on page 51 to provide clarification regarding lease requirements in response to the Staff’s comment.
Summary Risk Factors, page 2
8.	Comment: In the sixth bulleted risk factor, please briefly describe the conflicts of interest that may result from compensation arrangements and competition for investments and for tenants.

Response: The disclosure in the sixth bulleted risk factor on page 2 has been revised in response to the Staff’s comment.

9.	Comment: Please add a bulleted risk factor to disclose the risk you discuss on page 16 regarding your concentrated portfolio, as a result of only investing in “green” properties.

Response: An additional bulleted risk factor has been added on page 2 in response to the Staff’s comment.
Our Operating Partnership, page 4
10.	Comment: You state that your sponsor intends to award equity interests in Insight Management, LLC to certain management personnel in the future. Please expand your disclosure to explain the purpose behind such awards, as well as the circumstances under which they may be awarded. Also, include these awards in the compensation table on pages 5-7 or tell us why you believe it is more appropriate to omit these fees from the table.

Response: The disclosure has been revised on page 5 to clarify that equity interests in Insight Management, LLC that are awarded to management personnel will be used by the sponsor as a form of incentive compensation. Insight Management, LLC is the holder of the special units in the operating partnership. We believe it is not appropriate to discuss the grants awarded to management personnel because the special units are already described on page 7.
Our Affiliates, page 4
11.	Comment: Please tell us when you expect IRE Investments, Inc. to receive its broker-dealer licenses.

Response: IRE Investments, Inc. intends to become a member of the Financial Industry Regulatory Authority (“FINRA”) and to become registered in all FINRA jurisdictions as soon as reasonably possible. IRE Investments, Inc. plans to file its membership application with FINRA in the near future and expects to receive its broker-dealer licenses upon completion of the membership application process. The time to completion of the application process cannot be determined at this time.
Compensation to Our Advisor and Affiliates, page 5
12.	Comment: You state that you cannot determine Acquisition Fees at this time. Please assume your target leverage ratio and use the amount available for investment, assuming the minimum and the maximum subscription, to determine the estimated amount of this fee. Please make a similar revision to the table on page 69.

Response: The current credit crisis and related market fluctuations in real estate financing have made it impossible for the Issuer to predict how much financing it will be able to obtain and at what rates. Any assumptions relating to a target leverage ratio would be highly speculative and any related calculation of Acquisition Fees could result in misleading disclosure. In light of the current instability of the real estate and financing markets and in order to avoid including misleading disclosure in the Prospectus, the Issuer believes it is appropriate to retain disclosure that indicates that the Acquisition Fees cannot be determined at this time.

13.	Comment: Please disclose whether the “special units” are entitled to regular dividend payments.

Response: We have added disclosure on page 7 of the Prospectus to make clear that special units will not be entitled to receive the regular distribution payments that will be made to stockholders. We have also modified the disclosure on page 70 to give greater prominence to the disclosure that provides that, other than as set forth in the Compensation Table, the holder of the special units will not be entitled to receive any redemption or other payments, including participation in the distributions to stockholders.

14.	Comment: In your disclosure about the Special Units, please disclose, by footnote or otherwise, that Insight Management, LLC is a subsidiary of your sponsor. In addition, please revise to clarify why you are providing compensation to a limited partner of your operating partnership.

Response: The disclosure in the table on page 7 has been revised to address the Staff’s comment. This reference is designed to supplement the disclosure provided on page 5 under the heading “Compensation to Our Advisor and Affiliates,” which more fully discusses the affiliates of the Issuer and their relationships to the sponsor. The disclosure on pages 7 and 70-73 provides a detailed discussion regarding the payments the limited partner is entitled to receive, which are payable as a result of such limited partner having invested in the Issuer and owning the special units that have been issued in exchange for such investment. The language on pages 7 and 70 has been revised to address the Staff’s comment.

Conflicts of Interest, page 7
15.	Comment: Please add disclosure relating to the potential conflicts faced by the Green Advisory Board, since they will be approving all property acquisitions and developments up to $40 million (page 47) and their businesses may be hired to improvements on such properties (page 49). Please make similar revisions to your “Conflicts of Interest” section on page 76.

Response: The members of the Green Advisory Council, who will serve at the discretion of the Issuer’s sponsor and will provide advice to the advisor regarding green building investment issues, is distinct from and will not overlap with the members of the investment committee of the board of directors of the Issuer. It is the investment committee rather than the Green Advisory Council that will have authority to approve all real property acquisitions and developments up to $40 million. Therefore, conflicts of the type raised above are not likely to arise since the Green Advisory Council will not have the authority to approve property acquisitions, developments or dispositions. The disclosure regarding the Green Advisory Council has been revised on pages 3 and 47-48 in order to clarify the role of the Green Advisory Council, which is distinct from the investment committee of the board of directors, which is more fully described on pages 57-58 of the Prospectus.

16.	Comment: If possible, quantify the amount of time your advisor’s directors, officers, and key personnel will devote to your business.

Response: Any attempt to quantify the amount of time the Issuer’s advisor and its directors, officers and key personnel will devote to the business would be highly speculative since the actual amount of time required by the Issuer is entirely contingent upon (i) the amount of the offering that is sold, (ii) the size and other specific conditions of the Issuer’s portfolio, and (iii) other future market conditions that cannot be predicted at this time. However, the Issuer’s officers and directors understand and agree that they will need to devote the time to the Issuer’s affairs as will be required by their fiduciary duties and the business realities that may develop.

17.	Comment: Refer to the second bullet. Please state specifically which fees will be paid regardless of performance, as well as the recipients who will receive those fees. Please make similar disclosure on page 78 in your discussion of “Fees and Other Compensation to Our Advisor and its Affiliates.”

Response: The disclosure on pages 7 and 77 has been revised to specify the fees that will be paid regardless of performance and the recipients who will receive such fees.

18.	Comment: Refer to the third bullet. Please identify the other programs run by your sponsor and whether they compete directly with you.

Response: The sponsor’s other programs include tenant-in-common programs and an opportunity fund. Additional disclosure regarding the sponsor’s other programs has been added on page 75 under “Conflicts of Interest.” We believe that inclusion of additional details regarding the Issuer’s other programs in the “Prospectus Summary” would not be appropriate because it would be at variance with Rule 421(b) and the Commission’s guidance in the Plain English Disclosure Release No. 33-7497 (the “Disclosure Release”) by (i) needlessly encumbering a section of the Prospectus intended merely to provide a summary of the conflicts of interest that are detailed in the “Conflicts of Interest” section of the Prospectus and (ii) being redundant with the detail provided in the “Conflicts of Interest” section of the Prospectus.
Risk Factors
Payments to the holder of the special units..., page 14.
19.	Comment: Please revise your disclosure to explain how payments to the holder of the special units will have the effect of reducing cash available for distributions to stockholders. We note your disclosure on page 7, which states that the holder of the special units will be entitled to receive distributions only after investors have received distributions equal to their capital contributions, plus 8%.

Response: We have revised the disclosure on page 16 to clarify that payments to the holder of the special units will have the effect of reducing any amounts payable to stockholders upon the consummation of a liquidity event, which is distinguishable from quarterly cash distributions payable to stockholders, which would not be impacted by the payments due with respect to the special units.
Our UPREIT structure may result in potential conflicts of interest..., page 18
20.	Comment: Please explain further how the interests of your limited partners may conflict with your stockholders.

Response: We have revised the referenced risk factor on page 19 to address further how the interests of the limited partners may conflict with the Issuer’s stockholders.
Our advisor and its affiliates, including our officers..., page 19
21.	Comment: Refer to the third bullet. You state that your advisor or its affiliates may earn additional acquisition fees as a result of property acquisitions from other Insight Real Estate affiliates. We note from your disclosure on page 70 that you intend to waive such fees in the event that a property is purchased from an affiliate. Please revise or advise.

Response: The Issuer’s advisor has agreed to waive acquisition fees resulting from property acquisitions from other Insight Real Estate affiliates; therefore, the disclosure on page 21 has been revised to delete the conflicting references.
To qualify as a REIT, we must meet annual distribution requirements..., page 27
22.	Comment: Please revise to discuss the risks to investors in greater detail. Describe the impact on cash flows, distributions, and future investments arising from increased debt service on additional borrowings and from the sale of assets. Please state, if true, that you may use proceeds from this offering to fund distributions and describe the resulting impact on your ability to establish an initial portfolio. Also, discuss the risk that distributions paid from any of these sources may be deemed a return of capital and describe the impact on investors.

Response: We respectfully refer the Staff to the risk factor on pages 15-16 entitled, “Our cash distributions are not guaranteed, may fluctuate and may constitute a return of capital or a taxable gain from the sale or exchange of property.” Because such risk factor contains a detailed discussion regarding cash distributions, we have addressed the Staff’s comment by integrating the requested disclosure above into the risk factor on pages 15-16, which provides more prominence by presenting the disclosure earlier in the risk factors.
Green Building Overview, page 34
23.	Comment: Please revise your graph on page 43 to use the same scale when depicting the number of U.S. New Construction projects, verses the number of LEED-NC Registered Projects. Currently, the way those amounts are depicted, it appears as though the “green” projects represent a much larger percentage of the total market share than they actually do.

Response: The Issuer believes the use of a different scale on each axis is necessary to accurately present a comparison of the number of U.S. New Construction projects and the number of LEED-NC Registered Projects because the use of one scale would result in a substantial amplification or diminishment of either set of values and would thus be misleading. The Issuer believes that the scales currently used are the most effective means of illustrating the corresponding trends in general U.S. new construction and registered LEED new construction without being misleading.
Investment Objectives, Strategy and Policies
Green Advisory Council, page 48
24.	Comment: Please expand your disclosure to explain the “active role” that Green Advisory Council will play. Please explain how the role of the Council relates to the role of the Board of Directors and the Advisor in making investment decisions. In addition, please discuss corporate governance procedures relating to the Council, including nomination and termination procedures for each participant, as well as how participants will be compensated.

Response: The disclosure in the Prospectus has been revised on pages 3 and 47-48 to clarify the role of the Green Advisory Council. As noted in the response to Comment No. 15, the roles of the board of directors and the Green Advisory Council are separate and distinct from each other. The Green Advisory Council will serve at the discretion of the Issuer’s sponsor and will be made available to the advisor but will have no authority to make investment decisions. Other than shares of the Issuer that may be provided as compensation to Green Advisory Counsel members, the sponsor will compensate the Green Advisory Counsel in its discretion. In contrast, the Issuer’s board of directors will manage and control the Issuer’s affairs, which will include approving acquisitions, developments and dispositions, overseeing investment strategies, and carrying out other standard director roles, as detailed on pages 56-57 of the Prospectus.

25.	Comment: Refer to the last sentence of the second paragraph. You state that you will generate higher rental income both from providing the services directly, as well as through your affiliation with Council members. Please tell us your basis for this statement. Also, explain how fees will be structured in the event that the Council members provide the services.

Response: The Issuer expects to generate higher rental income from providing the services directly to tenants or through Green Advisory Council members because the Issuer expects that: (i) tenants will be willing to pay a premium for available green space that suits their green preferences; (ii) tenants who build out their own green space within a commercial building will be more likely to renew their leases, even at increased rental rates, once they have invested in such tenant improvements; and (iii) any green building savings the Issuer may be able to pass along to tenants through resources provided by its Green Advisory Council will result in tenants having more funds available for rent that might otherwise be expended on maintenance or operations. Fees for transactions entered into with members of the Green Advisory Council or their affiliates will be determined through arm’s length negotiations. The disclosure on pages 47-48 has been revised to provide clarification in response to the Staffs comment.
Management, page 57
Management, page 58
26.	Comment: Please clarify whether the “investment committee” you refer to here is the same as the Green Advisory Council. We note that your investment committee will be composed of three directors, two of whom will be independent. However, in your description of the composition of the Green Advisory Council on page 49, there are four members, none of whom appear to be Board members.

Response: The investment committee is a committee of the board of directors of the Issuer; whereas the Green Advisory Council is organized by the sponsor and consists of individuals who are unaffiliated with the Issuer. There is no overlap between the investment committee and the Green Advisory Counsel. As more fully discussed in the responses to Comments Nos. 15 and 24, the Prospectus has been revised to provide clarification.
Management Compensation, page 66
27.	Comment: In the first sentence, you state that your officers will not receive compensation directly from you. However, your disclosure on page 60 states that you intend to adopt a long-term incentive plan for your employees. Please tell us whether you plan to make awards to your officers under this plan. If so, please explain why you do not consider such awards to be compensation.

Response: The Issuer does not have any employees nor does it have any current plans to hire employees who will receive direct compensation from the Issuer. However, if the Issuer were to hire employees, its board of directors may decide to allow such employees to participate in its long-term incentive plan. The disclosure on page 59 lists the types of participants who will be authorized to participate in the Issuer’s long-term incentive plan. The authorized participants will include independent directors, employees, consultants and advisors of the Issuer and Insight Green REIT Advisor, LLC, to the extent applicable. We have modified the disclosure on page 59 to provide clarification in response to the Staff’s comment.
Compensation Table, page 69
28.	Comment: In your description of Asset Management Fees on page 70, please add disclosure relating to the reimbursement amounts that you discuss on page 65. In addition, we note your disclosure on page 19, which states that as a component of the asset management fee, your advisor “is also entitled to a monthly net operating income-based fee and a fee equal to a percentage of the sales price of a property.” Please clarify whether these amounts are included in the 1/12th of 1% fee you describe on page 70.

Response: The disclosure on pages 20-21 and in the Compensation Table has been revised to address the Staff’s comment.

29.	Comment: Please add disclosure to describe the “certain cash distributions” that may be paid to Insight Management, LLC as holder of the special units. Please include in your discussion the circumstances under which these may or will be paid, the purpose behind such distributions, as well as the potential distribution amounts.

Response: The “certain cash distributions” that may be paid to Insight Management, LLC as holder of the special units refers to those distributions that are detailed on pages 70-73. We have revised the language on page 70 to make clear that the “certain cash distributions” referred to are those that are described in the paragraphs that follow such reference. The disclosure on pages 70-73 includes a discussion regarding the circumstances under which the distributions may or will be paid and has been revised to disclose the purpose behind such distributions. We are unable to estimate the asset, market and other values that would be needed to calculate potential distribution amounts, as such amounts will vary depending on the timing of any future liquidity event or other trigger event, the nature of the assets acquired by the Issuer and market conditions at the time of the trigger event. Any attempt to provide an estimate would be highly speculative and misleading to investors.

30.	Comment: In your discussion of the Special Unit payments on page 72, please replace the language “the amount that would have been distributed with respect to the special units as described above” (which appears in two places) with actual amounts. In addition, please revise to clarify the circumstances under which a unit holder may be entitled to receive more than one 15% distribution.

Response: We believe that expanding the disclosure in the compensation table on page 71 to include actual amounts would be inappropriate because it would require highly speculative estimates that could result in confusing and potentially misleading disclosure. Moreover, given that the Prospectus discloses how to calculate the amounts of such compensation at great length in the preceding paragraphs on pages 70-71 of the Prospectus, we believe that a repetitive, in-depth discussion of how the amount of such payments would be calculated would be at odds with Rule 421(b) and the Commission’s guidance in the Disclosure Release that the Prospectus disclosure be concise and understandable and avoid repetition. We have revised the disclosure on page 71 to clarify that the same formula used for calculating the amounts in the preceding paragraphs on pages 70-71 applies to the subsequently described payments. We have also modified the disclosure on page 73 to clarify the circumstances under which a special unit holder may be entitled to receive more than one 15% distribution.
Conflicts of Interest, page 76
31.	Comment: The first sentences under “Interests in Other Real Estate Programs” and “Allocation of Our Advisor’s Time” seem to conflict with one another. Please revise to disclose whether your advisor is presently involved with any other real estate programs. If so, please identify such programs and clarify whether of these programs is still actively raising capital and acquiring or disposing of assets. Also, to the extent such programs will compete directly with your program, please disclose that in the “Competition” section.

Response: Our advisor is not presently involved with any other real estate programs, and although affiliates of our advisor are involved in other programs, none of those programs compete directly with the Issuer’s program. We have revised the disclosure on page 75 to address the Staff’s comment.
Prior Performance Summary, page 81
32.	Comment: On page 83 under “Investments,” please disclose, by footnote or otherwise, what types of properties are included in the “Other” category.

Response: The properties included in the “Other” category are automotive retail properties. We have revised the table on page 82 of the Prospectus to provide more detailed information in response to the Staff’s comment.

33.	Comment: Under “Three Year Summary of Acquisitions” on page 83, you list 21 properties acquired from December 31, 2003 through December 31, 2006. Please revise to reconcile this disclosure with the statement at the top of page 83, which indicates 26 properties as of December 31, 2006.

Response: The number of properties differs because the 26 properties referenced are properties that were acquired between December 31, 2002 and December 31, 2006, whereas the 21 properties referenced in the “Three Year Summary of Acquisitions” were acquired between December 31, 2003 and December 31, 2006. The disclosure on page 82 of the Prospectus has been revised to identify the time frames used.

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 85
34.	Comment: Please discuss the impact on operations and investment opportunities if only the minimum subscription amount is achieved, especially since you do not plan to reserve any proceeds for working capital.

Response: If only the minimum subscription amount is achieved, the Issuer’s fixed operating expenses, as a percentage of gross income, will be higher, and its financial condition and ability to make distributions could be adversely affected. In addition, the Issuer will make fewer investments, resulting in less diversification in terms of the number and types of investments owned and geographic regions in which its real property investments are located. We have included new disclosure on pages 84-85 in response to the Staff’s comment. In addition, we refer the Staff to the risk factor on pages 13-14 of the Prospectus, entitled “This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, which could negatively impact your investment.”

35.	Comment: Please discuss your capitalization policies with respect to non-acquisition costs, such as the tenant improvements and costs of helping people to go green or stay green, which you discuss on page 21.

Response: We have added a new sub-section entitled “Properties” on page 86 that discusses non-acquisition costs in response to the Staff’s comment.
Quantitative and Qualitative Disclosures about Market Risk, page 88
36.	Comment: We note your disclosure on page 16 about the current real estate market, which you describe as being “highly competitive and experiencing a substantial influx of capital from investors.” Please balance this disclosure with a discussion in this section about the effects of the recent issues in the credit markets.

Response: We have revised the disclosure on page 17 to reflect the fact that the real estate market is subject to fluctuation, which can impact the Issuer’s ability to sell its properties to the extent that it purchases such properties in an unstable market. We have also revised the disclosure on page 87 to discuss the impact market fluctuations may have on real estate purchases.
Plan of Distribution, page 122
37.	Comment: Please revise to identify the dealer manager in this section. We note the discussion on page F-8 of your financial statements.

Response: The disclosure on page 122 has been revised to address the Staff’s comment.
Appendix A: Prior Performance Tables
Table II — Compensation to Sponsor
38.	Comment: Please revise to separately disclose the aggregate payments to the sponsor in the most recent three years from all other programs the offering of which closed prior to the most recent three years and indicate the number of programs involved. Refer to Instruction I to Table II in Industry Guide 5.

Response: We have revised Table II to include a column labeled “Other” in which we have disclosed the aggregate payments to the sponsor in the most recent three years from three tenant-in-common programs, which constitute all of the programs the offering of which did not close in the most recent three years.
Exhibit 8.1 — Form of Tax Opinion
39.	Comment: Currently, the opinion states that your organization and proposed method of operation will enable you to operate in conformity with the requirements for qualification as a REIT. Please provide a revised opinion that clarifies the fiscal year in which you will be able to qualify as a REIT.

Response: The opinion has been revised in response to the Staff’s comment.

40.	Comment: We note that counsel’s opinion is “solely” for your benefit. This limitation on reliance is not appropriate because investors must be able to rely on the tax opinion. Please provide a revised opinion that omits this limitation on reliance.

Response: The opinion has been revised in response to the Staff’s comment.

     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures

cc:	Ms. Angela McHale, Division of Corporation Finance Mr. Wayne R. Hannah, III